Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-169119
November 13, 2012

The following table provides hypothetical historical and historical index performance of the below listed indices versus the related benchmark reference indices through October 31, 2012.  The inclusion of the benchmark reference indices is for comparison purposes only.

TABLE LEGEND: * = As used in the table below, the asterisk (“*”) denotes hypothetical historical index performance is being shown. Please see Annex 1 for the exact date on which each of the equity indices was launched. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

BARCLAYS EQUITY INDICES VS. BENCHMARK REFERENCE INDICES	HYPOTHETICAL HISTORICAL & HISTORICAL PERFORMANCE AS OF 10/31/2012

INDEX	TYPE	1M	YTD	1Y	3Y1		3Y VOLATILITY[2]
S&P 500® Dynamic VEQTORTM Total Return Index	Enhanced Beta	-0.52%	3.91%	1.82%	8.33	%*	9.91	%*
S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index	Enhanced Beta	-2.86%	4.34%	1.48%	8.79	%*	11.36	%*
S&P 500® Total Return	Benchmark	-1.85%	14.29%	15.21%	13.21%		18.62%

S&P 500® Dynamic VIX Futures™ Total Return Index	Volatility Access	-5.43%	-10.85%	-9.28%	5.65	%*	20.98	%*
S&P 500 VIX Mid-Term Futures™ Total Return Index	Benchmark	-5.83%	-47.04%	-47.71%	-26.62%		33.37	%*
S&P 500 VIX Short-Term Futures™ Total Return Index	Benchmark	5.54%	-73.58%	-76.81%	-63.13%		66.28	%*
Shiller Barclays CAPETM US Sector TR USD Index	Enhanced Beta	-1.28%	14.14%*	17.45%*	15.78	%*	17.96	%*
S&P 500® Total Return Index	Benchmark	-1.85%	14.29%	15.21%	13.21%		18.62%

1  Three year (“3Y”) returns are reported on a per annum basis.  The 3Y returns are annualized according to a simple three year period.  An annualized return reflects the average rate of return on the applicable index based on the cumulative return of the applicable index over the period starting from October 29, 2009 and ending on October 31, 2012.

2  Note: Volatility is a measure used to evaluate the stability of the levels of an applicable index over a specific period of time.  It measures the degree and size of changes in the level of an applicable index.  Volatility is calculated based on daily natural logarithm returns, except for the indices where the benchmark is published monthly, in which case both the index and the benchmark are based on monthly natural logarithm returns. Volatility is calculated as a square root of the product of (1) 252 (for daily data) or 12 (for monthly data) and (2) the sum of the squared differences between the daily or monthly natural logarithm returns and the daily or monthly return averages divided by the number of returns in the observation period minus one.  A natural logarithm is a continuously compounded rate of return.   The 3 year volatility is measured from the period starting on October 29, 2009 and ending on October 31, 2012.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only.   Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

ANNEX 1

S&P 500® Dynamic VEQTORTM Total Return Index (“VEQTOR”)*

Description: The S&P 500® Dynamic VEQTORTM Total Return Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, short-term volatility and cash.

For the period from September 28, 2012 to October 31, 2012, the performance of the VEQTOR Index was down 0.52% with 6.49% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return, was down 1.85% with 10.75% annualized volatility. The U.S. equity and short-term VIX futures allocations were 97.5%/2.5%, and 90%/10% during the month of October.

Bloomberg Ticker: SPVQDTR <INDEX>

*The VEQTOR Index has been live since November 18, 2009.  All VEQTOR Index performance information prior to November 18, 2009 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the VEQTOR Index or any related investment.

S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index (“VEQTOR MT”)*

Description: The S&P 500® Dynamic VEQTORTM Total Return Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, mid-term volatility and cash.

For the period from September 28, 2012 to October 31, the performance of the VEQTOR MT Index was down 2.86% with 7.51% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return, was down 1.85% with 10.75% annualized volatility. The U.S. equity and mid-term VIX futures allocations were 97.5%/2.5% and 90%/10% during the month of October.

Bloomberg Ticker: SPVQMTR <INDEX>

*The VEQTOR MT Index has been live since February 17, 2011.  All VEQTOR MT Index performance information prior to February 17, 2011 is hypothetical historical.  Historical and hypothetical historical information is not indicative of the future performance of the VEQTOR MT Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only.   Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

S&P 500® Dynamic VIX Futures™ Total Return Index (“Dynamic VIX”)*

Description:  The Dynamic VIX Index seeks to provide investors with exposure to forward implied volatility by reflecting the outcomes of holding long and at times long and short positions in futures contracts on the CBOE Volatility Index®. The Index aims to react positively to overall increases in market volatility by allocating dynamically between two components: a short-term volatility component and a mid-term volatility component.

For the period from September 28, 2012 to October 31, 2012, the performance of the Dynamic VIX Index was down 5.43% with 9.02% annualized volatility. During the same period, the returns of the component indices were as follows: the S&P 500 VIX Mid-Term FuturesTM Index was down 5.83% with 21.35% annualized volatility and the S&P 500 VIX Short-Term FuturesTM Index was up 5.54% with 53.14% annualized volatility. In October, the Dynamic VIX Index allocation alternated between 70%/-30% and 80%/-20% (long mid-term VIX futures/short short-term VIX futures).

Bloomberg Ticker: SPDVIXTR <INDEX>

*The Dynamic VIX Index has been live since June 13, 2011.  All Dynamic VIX Index performance information prior to June 13, 2011 is hypothetical historical information.  Historical and hypothetical historical information is not indicative of the future performance of the Dynamic VIX Index or any related investment.

Shiller Barclays CAPETM US Sector TR USD Index (“Shiller US Sector”)*

Description:  The Shiller US Sector Index offers US Equity market exposure with a “Value” bias and is intended for buy and hold investors with a multi year time horizon.

For the period from September 28, 2012 to October 31, the Shiller US Sector Variable Index performance was down 1.28%. During the same period, the return of the benchmark reference index, the S&P 500® Total Return, was down 1.85%

Bloomberg Ticker: BXIICSTU <INDEX>

*The Shiller US Sector Index has been live since September 12, 2012.  All Shiller US Sector Index performance prior to September 12, 2012 is hypothetical historical information.  Historical and hypothetical historical information is not indicative of the future performance of the Shiller US Sector Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only.   Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

CERTAIN RISK CONSIDERATIONS

Some of the risks related to Structured Investments are described below.  Before investing in any Structured Investment, you should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment.  We also urge you to consult your financial, tax and legal advisors before investing.

Credit of issuer

The types of Structured Investments detailed in this document are senior unsecured obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Structured Investments, including any payment of principal, depends on the ability of Barclays Bank PLC to meet its obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments.  In the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments.

No rights to the reference asset

As a holder of the Structured Investments, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have.

Limited liquidity

You should be willing to hold the Structured Investments to maturity.  There may be little or no secondary market for the Structured Investments.  Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in the Structured Investments.  If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments.  If you sell Structured Investments prior to their maturity, you may have to sell them at a substantial loss.

Certain built-in costs are likely to adversely affect the value of the Structured Investments prior to maturity

The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Structured Investment could result in a substantial loss to you.

Your own evaluation of the merits

In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect.  You should make a complete investigation as to the merits of an investment in a Structured Investment before investing.

Historical results not indicative of future performance

The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset.  It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the Structured Investments, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes.  Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk

The return, if any, on Structured Investments is dependent on the performance of the reference asset to which it is linked.  Thus, changes in the level, value or price of the reference asset will determine the amount payable on the Structured Investment.  Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price volatility

Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors.  As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Structured Investments.  Changes in the levels, values or prices of the reference assets will determine the payment on the Structured Investments.  Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Structured Investments if the levels, values or prices of the reference assets decline.  Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the Structured Investments

In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                  the expected volatility of the reference asset or its underlying components;

•                  the time to maturity of the Structured Investments;

•                  interest and yield rates in the market generally;

•                  a variety of economic, financial, political, regulatory or judicial events;

•                  supply and demand for the Structured Investments; and

•                  the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interests

Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the Structured Investments.  The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances.  Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under the Structured Investment.

If the Structured Investment were linked to one or more Barclays’ indices, Barclays Bank PLC is the index sponsor.  The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index.  The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Structured Investments.  The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time.

In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments.  In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

The Wealth and Investment Management division of Barclays may sell the Structured Investments to certain of its customers and may receive compensation from Barclays, as the issuer of the Structured Investments, in this capacity

The Wealth and Investment Management division of Barclays may offer Structured Investments to its clients and be compensated for doing so.  The Wealth and Investment Management division of Barclays, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of the Structured Investments to you and, as such, its role may create a potential conflict of interest.  The Wealth and Investment Management division of Barclays is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of the Structured Investments by you.  If you are considering whether to invest in the Structured Investments through the Wealth and Investment Management division of Barclays, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment.

Risks relating to the S&P 500® Dynamic VEQTOR™ Indices

Dynamic Allocation Risk:

The value of the relevant S&P 500® Dynamic VEQTOR™ Indices (the “VEQTOR Indices”) will depend upon the success of the respective Indices in dynamically allocating between the equity and volatility components. The allocation of the respective Indices to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal.

The Stop Loss Feature of the VEQTOR Indices Does Not Ensure That Losses Are Limited to 2%:

The stop loss feature is designed to mitigate against losses in the VEQTOR Indices by moving the VEQTOR Index into a 100% cash position if the VEQTOR Index has lost 2% or more of its value over any five consecutive index business day period. Because the value of the VEQTOR Indices may, for instance, decline more than 2% over a five consecutive business day period prior to the occurrence of the stop loss event, decline more than 2% over longer than five consecutive business days, or decline over multiple stop loss events, the stop loss feature of the VEQTOR Indices does not ensure that losses are limited to 2%.

The Performance of the VEQTOR Indices is Unpredictable:

An investment in a Structured Investment linked to the performance of the VEQTOR Indices is subject to risks associated with fluctuations in the performance of the relevant VEQTOR Index. Because the performance of the Indices is linked to the S&P 500® Total Return and the relevant VEQTOR Index (which seeks to model the return from a daily rolling long position in CBOE Volatility Index® (the “VIX Index”) futures contracts) the performance of the VEQTOR Indices will depend on many factors including, the level of the S&P 500®, the prices of options on the S&P 500®, and the level of the VIX Index, which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the VEQTOR Indices. Additional factors that may contribute to fluctuations in the level of the VEQTOR include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500®, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Risks relating to the S&P 500® Dynamic VIX FuturesTM Indices

Dynamic Allocation Risk:

The value of the S&P 500® Dynamic VIX FuturesTM Indices (the “Dynamic VIX Indices”) will depend upon the success of such index in dynamically allocating between the short-term and mid-term volatility futures components.  The allocation of such index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal.  Additionally, such index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility.

The Performance of the Dynamic VIX Indices is Unpredictable:

An investment in the structured investments is subject to risks associated with fluctuations in the performance of the Dynamic VIX Index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Risks relating to the Shiller Barclays CAPETM US Sector TR USD Index

The Value of the Shiller Barclays CAPETM US Sector TR USD Index (the “Shiller Index”) Will Depend Upon the Success of the Shiller Index in Dynamically Allocating Among the Sector Indices

The Shiller Index seeks to provide investors with exposure to different U.S. equity market sectors (“Sectors”) by dynamically allocating among the Sectors selected by the Shiller Index . Each month, the Shiller Index selects four Sectors for inclusion in the Shiller Index based upon a proprietary value indicator used to measure the long-term value of assets (the “Relative Cape Indicator”) and a price momentum factor. The four selected Sectors, represented by corresponding S&P Select Sector Indices (“Sector Indices”), are included as the constituents in the Shiller Index and are equally weighted to comprise 25% of the notional long position of the Shiller Index.

There can be no assurance, however, that a notional investment in Sectors with a lower Relative CAPE Indicator and higher price momentum will increase or perform better than Sectors with a higher Relative CAPE Indicator and a lower price momentum. It is possible that the Sector Indices selected at any time for inclusion in the Shiller Index will decrease and cause the level of the Index to fall. Additionally, the Sector Indices included in the Shiller Index may underperform and produce lower returns than an investment in a diversified portfolio of assets or a different combination of Sector Indices. Accordingly, there is no assurance that the Shiller Index will outperform any alternative index that might be employed in respect of the Sectors or a diversified portfolio.

The Shiller Index Allocates to the Sector Indices in Accordance with Pre-Defined Weightings That May Not Be Optimal

The four Sector Indices selected for inclusion in the Index on a monthly basis will comprise 100% of the Shiller Index. The four Sector Indices selected as the constituents of the Shiller Index are equally weighted notional long positions (i.e., a weight of 25% in each Sector Index). Therefore, even if the Shiller Index is optimal in allocating to the Sectors that will offer positive returns over the term of the Structured Investments, the pre-defined weightings among the Sector Indices as specified herein may not be the most optimal allocations at any given moment over the term of your Structured Investments. Therefore, there is no assurance that the weightings determined by the Shiller Index will outperform any alternative index or investment that might reflect different weighting of the constituents of the Shiller Index.

DISCLAIMER

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above.  Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative or Barclays Wealth Investment Representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays

“Standard & Poor’s®”, “S&P 500®”, “S&P®”, “S&P 500® Total Return”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™”, “S&P 500® Dynamic VIX Futures™” and “S&P 500® Dynamic VEQTORTM”are trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC.  “CBOE®”, “VIX®” and “BuyWrite” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”) and have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Barclays Bank PLC.   This document is not sponsored, endorsed, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”) or by CBOE.  S&P Dow Jones Indices and CBOE make no representation, condition or warranty, express or implied, to the owners of any Securities or to any member of the public regarding the accuracy of the information cited in this document or in the ability of the indices to track market performance.

“Shiller Barclays CAPETM US Sector Index” is a trademark of Barclays Bank PLC.

“CAPETM” is a trademark of RSBB-I, LLC (“RSBB”) and has been licensed for certain purposes by Barclays Bank PLC.

Standard & Poor’s®, S&P 500®, S&P® and S&P 500® Total Return are registered trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC.  The Shiller Barclays CAPETM US Sector TR USD Index (the “Shiller Index”) which is based on the S&P 500® and the Sector Indices is not sponsored or endorsed by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”), but is published with their consent. This document is not sponsored, endorsed, or promoted by S&P Dow Jones Indices or any of their respective affiliates and S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of to the owners of any Securities or to any member of the public regarding the accuracy of the information cited in this document or in the ability of the indices to track market performance.

The Shiller Barclays CAPETM US Sector TR USD Index has been developed in part by RSBB-I, LLC, the research principal of which is Robert J. Shiller. RSBB-I, LLC is not an investment advisor and does not guarantee the accuracy and completeness of the Shiller Barclays CAPE US Index Family or any data or methodology either included therein or upon which it is based. RSBB-I, LLC shall have no liability for any errors, omissions or interruptions therein and makes no warranties expressed or implied, as to the performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of the merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages even, if RSBB-I, LLC is advised of the possibility of same.

©2012, Barclays Bank PLC (All rights reserved).